SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

Results of the 21st Annual General Meeting

On February 28, 2006, LG.Philips LCD Co., Ltd. held the 21st Annual General Meeting for the fiscal year 2005, and all of the three agenda for approval were approved as originally proposed as below.

1.	Approval of Non-consolidated Financial Statements of Fiscal Year 2005

(Unit: KRW M, Korean GAAP Non-consolidated)

Items	2005
Total Assets	12,995,915
Total Liabilities	5,320,318
Capital Stock	1,789,079
Total Shareholders’ Equity	7,675,597
Revenues	8,890,155
Operating Income	447,637
Net Income	517,012
Earnings per Share (in KRW)	1,523
Dividends	none

2.	New Appointment of a Director

•	Name: Rudy Provoost

•	Date of Birth: October 16, 1959

•	Term: 3 years

•	Outside Director: No

•	Major Career: - Executive Vice-President of Philips Consumer Electronics in Europe (2000)

-	Member of Philips Group Management Committee (2003 ~)

-	CEO of Philips Consumer Electronics (2004 ~)

-	President and Chairman of the Executive Board of EICTA, the European Information and Communications Technology Industry Association (2004 ~)

•	Current Job: CEO of Philips Consumer Electronics

•	Education: Degrees in Psychology and Business Administration from the University of Gent in Belgium

•	Nationality: Belgian

3.	Remuneration Limit for Directors in 2006

Resignation of a Director

The following director resigned from the Board of Directors on February 28, 2006.

Name	Position	First Elected / Appointed	Principal Business Activities Performed Outside Our Company
Ad Huijser	Director	March 2004	Chief Technology Officer of Philips Electronics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 28, 2006	By:	/s/ Ron H. Wirahadiraksa

(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer